Filed by FirstEnergy Corp. Pursuant to
                                   Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Commission File No.: 333-21011
                                   Subject Company:  FirstEnergy Corp.

FirstEnergy(R) & GPU(SM)

The Premier
       Regional Supplier of
   Energy and Related Services

                                                                  August 9, 2000

                    SAFE HARBOR STATEMENT UNDER THE PRIVATE

                    SECURITIES LITIGATION REFORM ACT OF 1995



This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in FirstEnergy's and GPU's filings with the SEC, including risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the Securities and Exchange Commission.



------------          --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
------------          --------------------------------         -----------------

Pete Burg

Chairman and CEO
FirstEnergy Corp.







------------          --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
------------          --------------------------------         -----------------

COMMITMENT TO SHAREHOLDER VALUE

     -    Expected to be accretive to earnings and cash flow

     -    Enhanced revenue potential

     -    Substantial cost-reduction opportunities

     -    Accelerated earnings growth target of 7% - 8%

     -    Expect to maintain FE's current $1.50 dividend








------------          --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
------------          --------------------------------         -----------------

STRATEGIC BENEFITS OF TRANSACTION

                  CREATES PREMIER SUPPLIER IN 13-STATE REGION


-    Scope and scale

     -    6th largest customer base nationally

     -    Broadened unregulated market opportunities

-    Helps address GPU's provider of last resort obligation

-    Increased efficiency of FE generation portfolio







------------          --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
------------          --------------------------------         -----------------

CREATES REGION'S PREMIER SUPPLIER


- Accelerates retail strategy through doubling of customer base - 4.3 Million U.S. Customers






[Map of Ohio and Pennsylvania]








------------          --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
------------          --------------------------------         -----------------

CREATES REGION'S PREMIER SUPPLIER

     -    Significant geographic presence in three states






[pie chart]


OH      49%
PA      28%
NJ      23%





------------          --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
------------          --------------------------------         -----------------

GREATER SCOPE AND SCALE


TARGET REGION


[Map displaying states of Wisconsin, Michigan, Illinois, Indiana, Kentucky, Ohio, West Virginia, Virginia, New York, Pennsylvania, New Jersey, Maryland, Delaware]

     -    4.3 million U.S. customers

     -    $12.0 billion in annual sales

     -    12,567 MW of installed generating capacity in U.S.

     -    4th largest mechanical contracting and construction business










--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

Greater Scope and Scale - Customers
CUSTOMER RANKING
[Graph]

RANK     COMPANY                             MM
1        FPL/Entergy                        6.3
2        Con Edison/Northeast Utilities     5.0
3        Unicom Corp./PECO Energy           4.9
4        AEP                                4.9
5        PG&E                               4.5
         FIRSTENERGY/GPU                    4.3
6        Edison International               4.2
7        Southern                           3.8
8        New Century Energies/NSP           2.9
9        CP&L/Florida Progress              2.6
10       Texas Utilities                    2.5
11       FIRSTENERGY                        2.2
13       GPU                                2.1

FIRSTENERGY WILL BE THE 6TH LARGEST ELECTRIC UTILITY BASED ON U.S. CUSTOMERS



--------------        --------------------------------        -----------------
FirstEnergy(R)        The Premier Regional Supplier of        FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------        -----------------

Greater Scope and Scale - Market Value
MARKET RANKING
[Graph]

RANK     COMPANY                            $MM
1        Duke Energy                        24,932
2        Southern                           17,189
3        FPL/Entergy                        16,551
4        PECO/Unicom                        14,946
5        Dominion Resources                 11,799
6        AEP                                11,220
7        PG&E                               10,960
8        Reliant Energy                     10,106
9        Con Edison/Northeast Utilities     8,719
10       TXU                                8,828
         FIRSTENERGY/GPU                    8,465
11       NCE/NSP                            8,175
12       CP&L/Florida Progress              7,562
13       PSE Group                          7,708
14       Edison International               6,854
15       FirstEnergy                        6,209
16-25
26       GPU                                3,405

FIRSTENERGY WILL BE THE 11TH LARGEST ELECTRIC UTILITY BASED ON MARKET VALUE










--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

GPU'S PROVIDER OF LAST RESORT RISK

     - FE generation serves as attractive hedge against spot market price volatility

     -    FE experienced in managing PA supply requirements

     -    Decreased reliance on spot purchases

     -    Continued pursuit of regulatory solution









--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

OPTIMIZES FE'S GENERATION PORTFOLIO



-    Increased customer load

-    Increased utilization of base load units

-    Increased efficiency through reduced unit cycling

-    Reduced operation and maintenance expenses

     -    Margin capture opportunities









--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

OPTIMIZES FE'S GENERATION PORTFOLIO

     -    Adding 1,155 MW peaking generation

          -    390 MW Richland (2000)

          -    425 MW West Lorain (Summer 2001)

          -    340 MW Location TBD (Summer 2002)

     -    Opportunity for 800+ MW of capacity releases

          -    380 MW available from OVEC

          -    450 MW wholesale contract terminates 2005; three-year call on 150
               MW







--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

BROADENED MARKET OPPORTUNITIES

          -    Advances retail strategy and FE brand image

          -    Leverages relationships across larger customer base

          -    Wide array of energy-related products and services



-ELECTRICITY
-TELECOMMUNICATIONS
-FACILITIES MANAGEMENT
-UTILITY INFRASTRATURE CONSTRUCTION
-NATURAL GAS
-e-COMMERCE








--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

BROADENED MARKET OPPORTUNITIES -

FACILITIES MANAGEMENT AND INFRASTRUCTURE CONSTRUCTION

          SERVICES INCLUDE:

          -    HVAC Construction

          -    HVAC Service

          -    Electrical

          -    Refrigeration

          -    Utility Infrastructure Construction

          -    Piping

          -    Control Systems

          -    Plumbing

          -    Roofing


FOURTH LARGEST FACILITIES MANAGEMENT AND CONSTRUCTION COMPANY

$1 BILLION IN ANNUAL SALES

[Graphic]




--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

BROADENED MARKET OPPORTUNITIES -

TELECOMMUNICATIONS


     -    GPU Telcom / Telergy Inc.

     -    FirstEnergy Telecom Corp.

     -    First Communications, LLC.

     -    America's Fiber Network


          Services include:

     - Fiber network services (carrier's carrier, competitive access, private network)

     -    Wireless infrastructure

     -    Selected retail services (e.g., long-distance, calling cards)






--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

BROADENED MARKET OPPORTUNITIES -

AMERICA'S FIBER NETWORK



FirstEnergy Pro Forma
---------------------

- Ownership in excess of 30%

- Will have contributed over 50,000 fiber miles to AFN by year-end


America's Fiber Network
-----------------------

-    Super-regional, high speed, fiber optics company

- More than 7,000 route miles (140,000 fiber miles) connecting major and secondary markets in the eastern U.S.



[Map displaying America's Fiber Network Route Map of AEPC, Allegheny, CFW, FirstEnergy, GPU, R & B]





--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

BROADENED MARKET OPPORTUNITIES -


INTERNET AND TECHNOLOGY APPLICATIONS



-    Pantellos - 7.3% equity stake

-    Ballard Power Systems

-    Powerspan

-    APX

-    Utility.com

-    Other



[Graphics]
Innovative supply chain solutions







--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

A COMPELLING STORY

-      Shareholder friendly transaction

     -    Expected to be immediately accretive

     -    Accelerated earnings growth potential

     -    Strong cash flow

-    Premier supplier in 13-state target region

-    Reduces GPU's supply risk and enhances FE's generation utilization

-    Broadens unregulated market opportunities

     -    Accelerates retail strategy deployment and brand image

     -    Leverage relationship across double customer-base

-    Proven management team












--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

Fred Hafer




Chairman, President & CEO
GPU Corp.

















--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

WIN-WIN TRANSACTION

-    Merger of FirstEnergy and GPU-- a positive step for all stakeholders:

     -    Investors

     -    Employees

     -    Customers

     -    Communities











--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

MANAGEMENT AND GOVERNANCE

-    Management

     -    Fred Hafer, Chairman

     - Pete Burg, Vice-Chairman and CEO; assumes Chairmanship upon Mr. Hafer's retirement

-    Board of Directors

     -    10 FE

     -    6 GPU













--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

MANAGEMENT AND GOVERNANCE


     -    Integration Activity

          -    Reports to Pete Burg

          -    Transition Management Task Force comprised of members from FE and
               GPU

          - Conduct integration studies and recommend organizational structure and workforce combination








--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

Rich Marsh


Vice President & CFO
FirstEnergy Corp.







--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

KEY TRANSACTION TERMS

Consideration:         $36.50
                       Collar: $24.24 - $29.63
                       50% cash / 50% FE common stock

Accounting Method:     Purchase
                       Approximately $1.1 billion of goodwill based on current book values; annual amortization of approximately $28 million

Consideration:         $4.5 billion







--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

COST SAVING OPPORTUNITIES

-    Consistent with savings achieved in other utility combinations

     -    5% of non-generation O&M; $150 million annual estimate

-    Cost savings will result from:

     -    Elimination of duplicative activities

     -    Improved operating efficiencies















--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

DRIVERS OF EXPECTED EARNINGS GROWTH

Contributors to EPS Growth Rate

[Graph]

- Utilities . . . . . . . . . . . . . . . . . . 2.0%

     -    Domestic

     -    International

- Unregulated Retail. . . . . . . . . . . . . . 4.0 - 4.5%

     -    Electric

     -    Natural Gas

     -    Facility Services

- Unregulated Other . . . . . . . . . . . . . . 1.0 - 1.5%

     -    Utility Infrastructure Construction

     -    Telecommunications

     -    Unregulated International

- Total EPS Growth Rate                         7.0 - 8.0%





--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

STRATEGIC FOCUS

     -    Strategy remains focused on 13-state target region

     - Support GPU's existing program for divestiture of certain international assets













--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

COMMITMENT TO CREDIT QUALITY

     -    Initial debt to total capital ratio = 66%; 58% by 2004

     -    Consistent strategy to improve credit quality

     -    Debt paydown of $1.8 billion by 2004

     -    FFO / Interest Coverage greater than 2.8












--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

APPROVAL PROCESS

     -    FE and GPU shareholder approval

     -    OH, PA, NJ as needed

     -    FERC, SEC, NRC, FCC, HSR




TARGET COMPLETION: 12 MONTHS






--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

FE IS WELL POSITIONED FOR TRANSACTION

     -    Improved Financial Profile

          -    Strong operating cash flow

          -    Reduced leverage: 63% (1997) to 59%

          -    Reduced payout ratio: 77% (1997) to 58%

          -    Accelerated depreciation / amortization since 1995: $1.2 billion

          -    Positive ratings outlook

          -    Opportunity for full stranded cost recovery









--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

MERGER TRACK RECORD -
               Ohio Edison/Centerior Merger 1997





PROMISES MADE                               PROMISES KEPT

- Synergy capture of                        - $700+ million achieved in under
  $1 billion over 10 years                    3 years; $350 million annual rate

- Maximize value of                         - Improved plant availability
  generation portfolio

- Debt reduction                            - Approx. $1.5 billion redeemed
                                              since 1997













--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

MERGER TRACK RECORD -
               Ohio Edison/Centerior Merger 1997


PROMISES MADE                               PROMISES KEPT


- PRESERVE VALUE THROUGH
  REGULATORY PROCESS

      -    OE Rate Plan                     -    Benefits preserved

      -    FE Rate Plan                     -    Implemented

      -    Stranded Cost Recovery           -    Opportunity for full
                                                 stranded asset recovery

      -    Transition Plan                  -    Approved











--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

Pete Burg

Chairman and CEO
FirstEnergy Corp.














--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

A COMPELLING STORY


     -    SHAREHOLDER FRIENDLY transaction

          -    Expected to be immediately accretive

          -    Accelerated earnings growth potential
          -    Strong cash flow

-    PREMIER SUPPLIER in 13-state target region

-    REDUCES GPU'S SUPPLY RISK and enhances
     FE's generation utilization

-    Broadens unregulated MARKET OPPORTUNITIES

     -    Accelerates retail strategy deployment and brand image

     -    Leverage relationship across double customer-base

-    PROVEN MANAGEMENT team











--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

FirstEnergy(R)
   & GPU(SM)

       The Premier
       Regional Supplier of
   Energy and Related Services







                                                                  August 9, 2000

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FirstEnergy Corp. and GPU, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by FirstEnergy and GPU with the Commission at the Commission's Web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76
S. Main St., Akron, Ohio 44308-1890, Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 300 Madison Ave., Morristown, NJ 07962-1911, Telephone: 1-973-401-8204.

FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, manager of Communications, and Kurt E. Turosky, manager of Investor Relations) may be deemed under the rules of the Commission to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.

GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman; CEO and President), Thomas B. Hagen, Henry F. Henderson, Jr., John M. Pietruski, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patricia K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the commission to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors, and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger when it becomes available.


--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------

                                    APPENDIX












DIRECT INQUIRIES TO:

Kurt E. Turosky
FirstEnergy Corp.
330-384-5500

www.firstenergycorp.com



Joanne M. Barbieri
GPU
(973) 401-8720

www.GPU.com






--------------        --------------------------------         -----------------
FirstEnergy(R)        The Premier Regional Supplier of         FirstEnergy & GPU
                      Energy and Related Services
--------------        --------------------------------         -----------------